FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

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Contact: **Dan Suesskind**, Chief Financial Officer   Teva Pharmaceutical Industries Ltd.   972-2-941-1717

George Barrett,
Executive V.P. - Global Pharmaceutical Markets   Teva Pharmaceutical Industries Ltd.   (215) 591-3030
President and CEO   Teva North America

Kevin Mannix/Liraz Kalif, Investor Relations   Teva Pharmaceutical Industries Ltd.   972-3-926-7281
                                                   Teva North America   (215)-591-8912

FOR IMMEDIATE RELEASE

TEVA PROVIDES UPDATE ON GENERIC NEURONTIN® LITIGATION

Jerusalem, Israel, September 21, 2007 – Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that the United States Court of Appeals for the Federal Circuit has reversed and remanded an August 2005 summary judgment decision by the U.S. District Court for the District of New Jersey with regards to Pfizer Inc.'s U.S. Patent No. 6,054,482. The District Court had granted summary judgment in Teva's favor on the issue of non-infringement with regard to the patent, which is otherwise set to expire in 2017.

The Court of Appeals affirmed the claim construction, but found that there were facts in dispute that prevented summary judgment and required a trial. The case has been remanded to the District Court for further proceedings, which will involve Teva's allegations of invalidity and non-infringement.

Teva's Gabapentin is the AB-rated generic equivalent of Pfizer's anticonvulsant, Neurontin®. The Company commenced shipment of Gabapentin Capsules and Tablets in October 2004 and December 2004, respectively.

About Teva

Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA), headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 75 percent of Teva's sales are in North America and Europe.

ability to achieve expected results though our innovative R&D efforts, Teva's ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                      (Registrant)

By: /s/ Dan Suesskind
                                           Name: Dan Suesskind
                                           Title: Chief Financial Officer

Date: September 21, 2007